

February 26, 2013

<u>Via E-mail</u>
Mr. Brian R. Evans
Chief Financial Officer
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487

    Re: The Geo Group, Inc.
             Form 10-K for the Year Ended January 1, 2012
             Filed March 1, 2012
             File No. 1-14260

Dear Mr. Evans:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Rufus Decker

                          Rufus Decker
                          Accounting Branch Chief